

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 2, 2011

Via facsimile to ((+972-3-607-4566) and Mail

Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel

> **Re:** **Shamir Optical Industry Ltd.**
> **Amended Schedule 13E-3 filed by Shamir Optical Industry Ltd.,**
> **et. al.**
> **Filed January 25, 2011**
> **File No. 005-81644**

Dear Dr. Hadar:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1.   We reissue the last part of prior comment 1, in which we requested a revision to the disclosure.

Information Statement

Special Factors – Synergies Analysis of Trigger-Foresight, page 42

2.   We note the revisions made in response to prior comment 17. Please revise your disclosure further to provide the information required by Item 1015(b)(6) of Regulation M-A.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions